# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Simpson Manufacturing Co Inc, CIK 0000920371
CUSIP: 829073105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5956 W LAS POSITAS BLVD, PLEASANTON, California (CA), 94588
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-26-003097
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 2,465,845; shared voting power 671,417; sole dispositive power 2,897,074; shared dispositive power 671,417; aggregate amount beneficially owned 3,568,491 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Simpson Manufacturing Co Inc
Address of issuer's principal executive offices: 5956 W LAS POSITAS BLVD, PLEASANTON, CA, 94588

## Item 2. Person Filing
Name of person filing: Kayne Anderson Rudnick Investment Management, LLC
Address of principal business office or, if none, residence: Kayne Anderson Rudnick Investment Management, LLC - 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067, US
Citizenship: Kayne Anderson Rudnick Investment Management, LLC - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,568,491
Percent of class: 8.7
Sole power to vote or to direct the vote: 2,465,845
Shared power to vote or to direct the vote: 671,417
Sole power to dispose or to direct the disposition: 2,897,074
Shared power to dispose or to direct the disposition: 671,417

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/Michael Shoemaker, Chief Compliance Officer (08/13/2026)